January 15, 2026

Douglas Ahrens
Chief Financial Officer
Virgin Galactic Holdings, Inc
1700 Flight Way
Tustin, CA 92782

       Re: Virgin Galactic Holdings, Inc
           Registration Statement on Form S-3
           Filed January 9, 2026
           File No. 333-292647
Dear Douglas Ahrens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David Ni